RYAN BECK & CO., INC.

18 Columbia Turnpike

Florham Park, NJ 07932

April 8, 2005

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Attention: Mark Webb, Legal Branch Chief

Re:	Bancorp Rhode Island, Inc. Common Stock

Registration on Form S-3 (File No. 333-122968)

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we hereby join Bancorp Rhode Island, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Washington, D.C. time on Tuesday, April 12, 2005, or as soon thereafter as possible.

The following information with respect to the distribution of the prospectus dated March 31, 2005 is furnished pursuant to Rules 460, 461 and 418(a)(7) of the Securities Act of 1933 in connection with the foregoing request for acceleration of the effective date of the above-referenced Registration Statement:

(i)	Date of preliminary prospectus: March 31, 2005.

(ii)	Dates of distribution: April 4, 2005 — April 12, 2005.

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 1.

(iv)	Number of preliminary prospectuses distributed under (iii) above: 900.

(v)	The number of prospectuses distributed to others: 0 to dealers, 2,750 to retail investors and 160 to institutional investors.

This is to further advise you that Ryan Beck & Co., Inc. has complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934 in connection with the above-referenced Registration Statement.

Very truly yours, Ryan Beck & Co., Inc.

By:	/S/ FRED SCHLUTER
Name: Fred Schluter Title: Managing Director